Filed by Gardner Denver Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Gardner Denver Holdings, Inc.
SEC File No.: 001-38095
Date: April 30, 2019

Gardner Denver CEO Video to Gardner Denver Employees Transcript

This is an exciting time for all of us and the future of Gardner Denver. We announced that we're combining Gardner Denver with Ingersoll Rand Industrial Segment to create a global leader in mission critical flow creation and industrial technologies.

As all of you know, we do everything around our four strategic imperatives. Acquire and deploy talent, accelerating growth, expanding margins and allocating capital effectively. This transaction does all of that and more. It's enabling us to unlock tremendous shareholder value creation.

Gardner Denver and Ingersoll Rand Industrial Segment are a natural fit. We have complementary technologies. We share common culture. We share common values. So this is a fantastic and terrific transformation for the two of the teams.

You may be very familiar with the products of Ingersoll Rand Industrial Segment such as compress air solutions, ARO pumps, material handling, power tools. Their business also includes club car, which is a manufacturer of small, electric vehicles.

In the new company, we're combining over 300 years of operational excellence and innovation. We're going to be able to have greater opportunities of career growth and development for employees. And we're going to be able to serve our customers by providing a much comprehensive set of solutions. Equally important is that we're going to have a highly complementary set of aftermarket and service solutions.

Both Gardner Denver and Ingersoll Rand embraces the similar culture values of talent development, employee engagement, operational excellence and high levels of integrity.

We truly believe that employees are at their best when they have a sense of ownership and a mentality of being owners in the company. With that in mind, we awarded equity to all employees of Gardner Denver at the time of the IPO. So in keeping with that spirit, we intend to award equity to employees of the newly formed company once the transaction closes.

The structure of the transaction is complicated. But to put it in simple terms, Gardner Denver is merging with Ingersoll Rand Industrial Segment to create a newly exciting company. The new company will be called Ingersoll Rand. And Gardner Denver will remain one of the iconic brands within this newly created company. I'm very thrilled and excited to say that I will be the CEO of the new company. Equally excited that Pete Stavros will be the chairperson of the board.

The rest of the management team will be comprised of best individuals from both companies. And once the transaction closes, the headquarters will be moved to Davidson, North Carolina.

This is a very exciting development for all of us. But this is the first step. It's going to take some time to close the transaction. And until then, it is business as usual. We need to continue to execute and ensure that we deliver our products and solutions to our customers.

As we move through the process, we're going to do our best to be very transparent and tell you about what's going on and what is going to happen.

This is a terrific time for all of us. The levels of talent and pools of talent that we have in both companies, it's instrumental for our future success.

So taking a monumental step like this and doing a transformational transaction like this could not be possible if it wasn't for all of you at Gardner Denver. And I want to thank you for all the efforts that you have done in the past, in the present and in the future to continue to take us to new heights.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Ingersoll-Rand plc (“Ingersoll-Rand”) and Gardner Denver Holdings, Inc. (“Gardner Denver”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Gardner Denver’s and Ingersoll Rand’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from the Gardner Denver’s and Ingersoll Rand’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Gardner Denver may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Ingersoll-Rand or Gardner Denver, or at all, (3) unexpected costs, charges or expenses resulting from the proposed transaction, (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Gardner Denver and Ingersoll-Rand U.S. Holdco Inc. (“Ingersoll Rand Industrial”), or at all, (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company and Ingersoll Rand achieving revenue and cost synergies; (8) inability of the combined company and Ingersoll-Rand to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability, (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; (14)  Ingersoll Rand obtaining approval of its shareholders to change its name and (15) other risk factors detailed from time to time in Ingersoll-Rand’s and Gardner Denver’s reports filed with the SEC, including Ingersoll-Rand’s and Gardner Denver’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither Ingersoll-Rand nor Gardner Denver undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Gardner Denver and Ingersoll Rand Industrial will file registration statements with the SEC registering shares of Gardner Denver common stock and Ingersoll Rand Industrial common stock in connection with the proposed transaction. Gardner Denver will also file a proxy statement, which will be sent to the Gardner Denver shareholders in connection with their vote required in connection with the proposed transaction. If the transaction is effected in whole or in part via an exchange offer, Ingersoll-Rand will also file with the SEC a Schedule TO with respect thereto. Ingersoll-Rand shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and Gardner Denver stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Gardner Denver, Ingersoll Rand Industrial and the proposed transaction. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they become available) can be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) will also be available free of charge on Ingersoll Rand’s website at http://ir.ingersollrand.com or on Gardner Denver’s website at https://investors.gardnerdenver.com. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders of Gardner Denver in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This video is not a solicitation of a proxy from any security holder of Gardner Denver. However, Ingersoll-Rand, Gardner Denver and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Gardner Denver in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Ingersoll-Rand may be found in its Annual Report on Form 10-K filed with the SEC on February 12, 2019 and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on April 23, 2019. Information about the directors and executive officers of Gardner Denver may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Stockholders filed with the SEC on March 26, 2019.